UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 28, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brocade Communications Systems, Inc.

File No. 000-25601 – CF#31930

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Brocade Communications Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 19, 2014.

Based on representations by Brocade Communications Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.139	through March 10, 2016
Exhibit 10.140	through December 30, 2015
Exhibit 10.141	through December 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary